Exhibit 99.1

Zhaopin Announces Appointment of Independent Financial Advisor and Legal Counsel to the Special Committee

Mar 2, 2016

BEIJING, March 2, 2016 /PRNewswire/ -- Zhaopin Limited (NYSE: ZPIN) ("Zhaopin" or the "Company"), a leading career platform in China focusing on connecting users with relevant job opportunities throughout their career lifecycle, today announced that the independent special committee (the "Special Committee") of the Company's board of directors (the "Board"), formed to consider the previously announced non-binding "going-private" proposal that the Board received on January 19, 2016 (the "Proposal"), has retained Duff & Phelps, LLC as its independent financial advisor and Fenwick & West LLP as its U.S. legal counsel to assist it in this process.

The Board cautions the Company's shareholders and others considering trading in the Company's securities that the Special Committee is continuing its evaluation of the Proposal and that, at this time, no decisions have been made with respect to the Company's response to the Proposal. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that the Proposal or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

About Zhaopin Limited

Zhaopin is a leading career platform in China, focusing on connecting users with relevant job opportunities throughout their career lifecycle. The Company's zhaopin.com website is the most popular career platform in China as measured by average daily unique visitors in each of the 12 months ended December 31, 2015, number of registered users as of September 30, 2015 and number of unique customers for the three months ended September 30, 2015. The Company's over 109.7 million registered users include diverse and educated job seekers who are at various stages of their careers and are in demand by employers as a result of the general shortage of skilled and educated workers in China. In the fiscal year ended June 30, 2015, approximately 25.6 million job postings[1] were placed on Zhaopin's platform by 418,423 unique customers including multinational corporations, small and medium-sized enterprises and state-owned entities. The quality and quantity of Zhaopin's users and the resumes in the Company's database attract an increasing number of customers. This in turn leads to more users turning to Zhaopin as their primary recruitment and career- related services provider, creating strong network effects and significant entry barriers for potential competitors. For more information, please visit http://www.zhaopin.com.

1 Zhaopin calculates the number of job postings by counting the number of newly placed job postings during each respective period. Job postings that were placed prior to a specified period - even if available during such period -- are not counted as job postings for such period. Any particular job posting placed on the Company's website may include more than one job opening or position.

For more information, please contact:

Zhaopin Limited
Ms. Daisy Wang
Investor Relations
E-mail: ir@zhaopin.com.cn

Christensen

In China
Mr. Christian Arnell
Phone: +86-10-5900-1548
E-mail: carnell@christensenir.com

In US
Ms. Linda Bergkamp
Phone: +1-480-614-3004
E-mail: lbergkamp@ChristensenIR.com

SOURCE Zhaopin Limited